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Exhibit 99.2

EMBARGOED NOT FOR PUBLICATION BEFORE 7.00am BST / 02.00am EDT ON
THURSDAY JULY 22, 2004

Bookham Technology announces divestment of JCA Technology, Inc

        Oxfordshire, UK: July 21, 2004: Bookham Technology plc ("Bookham") (LSE: BHM, NASDAQ: BKHM), a leading provider of optical components, modules and subsystems, today announced that it has sold JCA Technology, Inc ("JCA") to Endwave Corporation for a consideration of $6 million.

        JCA, based in San Jose, California, was acquired by Bookham through the company's acquisition of New Focus, Inc. in March 2004, primarily supplying a comprehensive line of RF amplifiers for defense applications.

        The transaction highlights Bookham's strategy to focus on its core optical business, following its announcement in May 2004 to implement further cost reduction initiatives, including rationalization of its product portfolio.

        —ends—

Contact:
Sharon Ostaszewska
Bookham Technology plc
+44 (0) 1235 837000

        Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical components, modules and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers' needs. The company's optical components, modules and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial and military. In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi. In 2003, the company acquired Ignis Optics, Inc. and the business of Cierra Photonics Inc. In March 2004, the company completed the acquisition of New Focus, Inc. In June 2004, the company acquired Onetta, Inc. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, Canada, and Switzerland; offices in the UK, US, France, Italy, and China; and employs approximately 1750 people worldwide.

        More information on Bookham Technology is available at www.bookham.com

        Bookham is a registered trademark of Bookham Technology plc.

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  Exhibit 99.2
EMBARGOED NOT FOR PUBLICATION BEFORE 7.00am BST / 02.00am EDT ON THURSDAY JULY 22, 2004
Bookham Technology announces divestment of JCA Technology, Inc